Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 3, 2025 to Prospectus dated February 21, 2023

Registration No. 333-269881

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

March 3, 2025

	2025 Series A 5.15% Senior Notes due 2035	2025 Series B 5.65% Senior Notes due 2055
Principal Amount:	$625,000,000	$625,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	A2 (negative outlook) / BBB+ (stable outlook) / A (stable outlook)	A2 (negative outlook) / BBB+ (stable outlook) / A (stable outlook)

Trade Date:	March 3, 2025	March 3, 2025

Settlement Date (T+2)**:	March 5, 2025	March 5, 2025

Final Maturity Date:	March 15, 2035	March 15, 2055

Interest Payment Dates:	March 15 and September 15	March 15 and September 15

First Interest Payment Date:	September 15, 2025	September 15, 2025

Optional Redemption:	Make Whole Call at T+15 bps prior to December 15, 2034; Par Call on or after December 15, 2034	Make Whole Call at T+20 bps prior to September 15, 2054; Par Call on or after September 15, 2054

Benchmark Treasury:	4.625% due February 15, 2035	4.500% due November 15, 2054

Benchmark Treasury Yield:	4.189%	4.484%

Spread to Benchmark Treasury:	+100 bps	+120 bps

Reoffer Yield:	5.189%	5.684%

Coupon:	5.15%	5.65%

Price to Public:	99.696% of the principal amount	99.511% of the principal amount

Proceeds to the Company Before Expenses:	99.046% of the principal amount	98.636% of the principal amount

CUSIP/ISIN:	927804 GT5/US927804GT52	927804 GU2/US927804GU26

Joint Book-Running Managers:	BMO Capital Markets Corp., Morgan Stanley & Co. LLC, PNC Capital Markets LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, U.S. Bancorp Investments, Inc., Capital One Securities, Inc., RBC Capital Markets, LLC and Regions Securities LLC

Co-Managers:	American Veterans Group, PBC, AmeriVet Securities, Inc. and CastleOak Securities, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March 3, 2025, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BMO Capital Markets Corp.	1-888-200-0266 (toll-free)
Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
PNC Capital Markets LLC	1-855-881-0697 (toll-free)
SMBC Nikko Securities America, Inc.	1-212-224-5135 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the second business day following the date of this final term sheet (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet will be required, by virtue of the fact that the Senior Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.